UNITED STATES | ENGLAND | GERMANY | CHINA
Jonathan R. Zimmerman
JZimmerman@faegre.com
(612) 766-8419
July 9, 2008

Securities and Exchange Commission	VIA EDGAR AND FACSIMILE
Mail Stop 4561 100 F Street, N.E.	Fax: (202) 772-9208
Washington, D.C. 20549-4561

Attention:	John Nolan, Accounting Branch Chief
Christian Windsor, Special Counsel
Matt McNair, Staff Attorney
John Spitz, Staff Accountant

Re:	HMN Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2007, filed March 4, 2008
File No. 000-24100

Gentlemen,
     We are counsel to HMN Financial, Inc., a Delaware corporation (the “Company”). The Company received a comment letter dated June 26, 2008 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2007. The comment letter indicated that the Company should respond to the comments within ten business days or tell you when the Company will provide you with a response. The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments, including closing its books for its quarter ended June 30, 2008 to provide certain requested information related the Company’s June 30, 2008 non-performing loans, and intends to respond to the Staff’s comments by Thursday, July 31, 2008. The Company appreciates the extension.

Very truly yours,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

cc:	Jon J. Eberle,
Chief Financial Officer, HMN Financial, Inc.
2200 WELLS FARGO CENTER | 90 SOUTH SEVENTH STREET | MINNEAPOLIS MINNESOTA 55402-3901
TELEPHONE 612-766-7000 | FACSIMILE 612-766-1600 | WWW.FAEGRE.COM